Media Release 10 August 2018

Exhibit 99.2

James Hardie Announces Adjusted Net Operating Profit of
US$79.9 million for Q1 Fiscal Year 2019

James Hardie today announced results for the quarter ended 30 June 2018:

•	The Fermacell acquisition closed on 3 April 2018 and is included in the financial results for the first quarter of fiscal year 2019;

•	Group Adjusted net operating profit of US$79.9 million for the quarter, an increase of 29% compared to the prior corresponding period (“pcp”);

•	Group Adjusted EBIT of US$107.1 million for the quarter, an increase of 21% compared to pcp;

•	Group net sales of US$651.0 million for the quarter, an increase of 28% compared to pcp;

•	North America Fiber Cement Segment volume increased 5% for the quarter, compared to pcp;

•	North America Fiber Cement Segment net sales of US$433.8 million for the quarter, an increase of 10%, compared to pcp;

•	North America Fiber Cement Segment EBIT margin of 24.7% for the quarter;

•	Asia Pacific Fiber Cement Segment EBIT margin of 24.2% for the quarter; and

•	Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition of 11.9% for the quarter.

CEO Commentary

James Hardie CEO Louis Gries said, “Our North America Fiber Cement Segment delivered solid top line growth of 10% for the quarter. Volume increased 5%, with our interiors business having only marginal growth and our exteriors business returning to growth above our addressable market.  While we have returned to growth above our market index in our exteriors business, increased traction will be required to hit our FY19 targeted range."

He continued, “Within our Asia Pacific Fiber Cement Segment, net sales increased 15% for the quarter, primarily due to the strong growth in our Australian business. Furthermore, EBIT increased 7% for the quarter, driven by the strong performance of our Australian business, partially offset by the performance of our New Zealand business.”

He added, “We closed our acquisition of Fermacell to start the quarter on 3 April 2018, and the new Europe Building Products Segment delivered strong net sales compared to the prior corresponding period, and an Adjusted EBIT margin excluding costs associated with the acquisition of 11.9%. We are encouraged by the early indicators from our European team."

Mr. Gries concluded, “Our group results reflect robust Adjusted EBIT growth for the quarter, driven by improved North America results and earnings from the Fermacell business which was acquired during the quarter. Further, although our North American Fiber Cement segment EBIT margin of 24.7% is in the upper part of our target range, we will be pressured by a continued inflationary environment impacting input and freight markets throughout the year. Finally, on 2 July 2018, we made a payment of US$103.0 million to AICF, representing 35% of our free cash flow, as defined by the AFFA, for fiscal year 2018.”

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Media Release 10 August 2018

Outlook

We expect to see the steady growth in the US housing market to continue in fiscal year 2019. The single family new construction market and repair and remodel market are expected to grow similarly to the year-on-year growth experienced in fiscal year 2018. The Company expects new construction starts between approximately 1.2 and 1.3 million.

We expect our North America Fiber Cement segment EBIT margin to be in the top end of our stated target range of 20% to 25% for fiscal year 2019. This expectation is based upon the Company continuing to achieve strong operating performance in its plants, stable exchange rates and a moderate inflationary trend for input costs.

Net sales from the Australian business are expected to trend above the average growth of the domestic repair and remodel and single family detached housing markets in the eastern states of Australia.

Full Year Earnings Guidance

Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2019 is between US$313 million and US$358 million. Management expects full year Adjusted net operating profit to be between US$300 million and US$340 million assuming, among other things, housing conditions in the United States continue to improve in line with our assumed forecast of new construction starts, input prices remain consistent and an average USD/AUD exchange rate that is at, or near current levels for the remainder of the year. Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile.

The comparable Adjusted net operating profit for fiscal year 2018 was US$291.3 million. The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Further Information
Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the three months ended 30 June 2018 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.
As of 30 June 2018, the Company changed its reportable operating segments. Previously, the Company reported on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. As of 30 June 2018, the Company began reporting on five operating segments: (i) North America Fiber Cement, (ii) Asia Pacific Fiber Cement, (iii) Europe Building Products, (iv) Other Businesses, and (v) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European Fiber Cement business as well as the newly acquired Fermacell business are now reported as the Europe Building Products segment, and the remaining businesses that were historically reported in the International Fiber Cement segment are now reported in the Asia Pacific Fiber Cement segment. The Company has revised its historical segment information for the three months ended 30 June 2017 to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company's financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 15 of our condensed consolidated financial statements for further information on our segments.

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Media Release 10 August 2018

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net operating profit and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2018.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this press release. See the sections titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2018.

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2018; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates, changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
END
Media/Analyst Enquiries:
Jason Miele
Vice President, Investor and Media Relations

Telephone:	+61 2 8845 3352
Email:	media@jameshardie.com.au

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